HITHERLANE PARTNERS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Income	
Commission income	$ 440,405
Unrealized gain (loss) on investments	(969)
Total income	439,436
Expenses	
Payroll and office support	636,095
Commission expense	412,871
Rent	48,360
Travel	38,677
Audit expense	16,650
Dues	6,592
Other	18,735
Total expenses	1,177,980
Net income (loss)	$ (738,544)

See accompanying notes to financial statements.